SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 29, 2003

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom’s presentation to financial analysts of third quarter 2003 revenues and TOP program update.

Q3 2003 Revenues,
and TOP program update

C o n f e r e n c e   C a l l

O c t o b e r   2 9 ,   2 0 0 3

CAUTIONARY STATEMENT

 This presentation contains, in particular in the sections Q3 revenue analysis, TOP Q3 results and
Conclusion forward-looking statements about France Telecom.  Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs, opportunities, technology and market conditions. Although France
Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties.  These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance  to differ materially from the results anticipated in the forward-looking statements include, among other things, the success of the announced FT 2005 plan, including the “15 + 15 + 15” plan and the TOP program,  France Telecom’s other strategic, financial and operating initiatives, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, exchange rate fluctuations and market regulatory factors.  More detailed information on the potential factors that could affect the financial results of
France Telecom is contained in the Document de référence submitted to the COB on March 21, 2003 and in its filings on Form 20-F with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this document speak only as of the date of this presentation and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This presentation contains certain measures calculated based on French GAAP information. For a definition of these measures, please refer to slide n°49. In accordance with market authorities’ recommendations,
France Telecom is no longer using the acronym “EBITDA” for Operating income before depreciation, but the French acronym “REAA”.

Note: Reported figures are unaudited

Agenda

Introduction

Q3 revenue analysis

TOP Q3 results

Guidance for 2003 and conclusion

3

I n t r o d u c t i o n

4

TOP program 2003 targets

achieved in 9 months

Growth initiatives

launched

*    On a pro forma basis (same perimeter in 2002 and excluding forex, Revenue -2.7% on actual basis)

** See glossary

Q3 2003: Key highlights

Improved profitability guidance for 2003

Revenue up 3.3%*

TOP key indicator

REAA-Capex** up 43.7%* vs Q3 2002

Confirming +3 to + 5% pro forma annual

revenue growth for 2003-2005

Q3 2003: Group’s TOP financial figures

Positive momentum confirmed

Revenues

REAA and Margins*

Operating Profit and Margins*

REAA - CAPEX

Euros in millions

* Margin over revenues

11,646

11,476

11,376

Q1 03

Q2 03

Q3 03

3,571

3,222

3,101

Q1 03

Q2 03

Q3 03

4,116

4,369

4,674

40,1%

36,2%

38,1%

Q1 03

Q2 03

Q3 03

Mobile growth balances fixed line trends

TP group

Strong broadband subscribers take up,

+ 252k broadband subs in Q3, + 138k in September

Wanadoo

Resilience of market share

Fixed telephony
in France

Q3 2003: Key business messages

On track to deliver more than EUR15bn FCF over 2003-2005

Favourable ARPU trends confirmed,

stronger subscriber growth

Orange

limited decline despite the decrease of indirect
sales and SITA revenues

Equant

Q 3   r e v e n u e   a n a l y s i s

8

FT group’s KPI: Overall improvements

Fixed

France

Wanadoo

Orange

TP group

Equant

33.8 m

Access

lines

8.9m (+1.8m)

264k internet

advertisers

46.9m (+ 3.7m)

11m fixed (+0.4m)

5.4m mobile (+1.4m)

2/3 of “Top 100 Cies”

in Business Week’s

Subscribers

76.7 % local

62.9 % LD

23.3% of subscribers are

broadband

FR 49.2%*

UK 26.4%**

Fixed 90.4%

Mobile 33.2%

Market share

Group ADSL

Q3 revenue

EUR188m

DATA is 12.5%

of network

revenues

Broadband

market share

64.1%

Data IP Q3

revenue

USD 0.5Bn

* H1 2003 ART figures,
** H1 2003 estimated figures

Broadband /

Data

Q3 2003 Contributive Consolidated
Revenues by Segment

11,971

11,276

11,646

Q3 affected by EUR 427m adverse forex impact

Fixed-Line, Voice,
Data outside France
- 2.5%

Fixed-Line, Voice,
Data in France: - 2.4%

Wanadoo: + 24.1%

Orange: + 9.7%

+3.3% pro forma
-2.7% actual

Euros in millions

4,588

4,181

4,401

498

639

515

-268

- 427

4,338

4,446

4,606

2,081

2,134

2,466

Q3 02 actual

Forex

Perimeter

Q3 02

proforma

Q3 03

Forex impact in Q3 2003

Circa 4% impact on Q3 revenue,
but no major threat on cash generation

427m in Q3 after 1,117m in H1 2003

Revenue per currency

-3.0% on group

REVENUE

-2.5% on group

REAA

-1.9% on group

Operating Income

-1.9% on group

REAA - CAPEX

10%
strengthening
of Euro has an
Impact of…

Other
5%

GBP
13%

USD
7%

PLN
9%

EUR
66%

Perimeter revenue impact in Q3:

TDF: EUR169m

Casema: EUR53m

FTML: EUR65m

Eresmas: EUR19m

Excluded from Q3

2003 perimeter

Included in

Q3 2003 perimeter

Total perimeter impact of EUR268m

Q3 2003 Consolidated
Contributive Revenues* Analysis:

Orange

Fixed Line,
Voice & Data Services in France

Wanadoo

Fixed Line,
Voice & Data Services outside France

* Consolidated revenues excluding intra group transactions

13

Orange France: + 6.8%**

Orange UK: +5.0%**

ROW: + 23.1%**

4,401

4,588

Orange: Q3 2003 total contributive*
consolidated revenues

Top line growth** at the high end of guidance of approx 10%

*    Contributive revenues in FT consolidated accounts
   (Orange statutory revenues: Eur 4714Mn ,+ 10.6% pro forma)

** Pro forma

4,181

Euros in millions

+ 9.7% pro forma
+4.2% actual

988

908

1 118

1,998

1,871

1,870

1,472

1,402

1,543

- 5

- 215

Q3 02 actual

Forex

Perimeter

Q3 02 pro forma

Q3 03

Orange: subscribers

Customer growth: +1.3 m in Q303/Q203 compared to +0.7m in Q203/Q103 and + 3.7m in Q303/Q302

18.79

19.22

19.23

19.37

Orange France

13.06

13.31

13.31

13.26

Orange UK

Contract

Prepay

19.62

13.37

In millions

Positive ARPU trends confirmed in France and UK

Orange UK
in £

Orange: ARPU trends

Orange France
in euros

8.7%

10.9%

13.7%

15.6%

Voice

Non voice

Note: annual rolling ARPU

Non voice = 12.5% of network revenues
for Q3 2003, vs 10.5% in Q3 2002

Orange: DATA trends *

* Quatery figures: Q3 2003 versus Q3 2002

Orange: Q3 initiatives

UK

Wi-Fi: launch of public wireless
local area network business
customer trial with Cadbury-
Schweppes and Hilton UK

Metroline telemetry solution:
realtime service control system
based on GPRS, reduced excess
waiting times by 70%

France

Wifi GPRS offer launched
in September

Orange Pro offer success:
more than 200 000 subscribers

Business customers

Signature devices

Launch of E200 SPV and
MPX200 with Microsoft
Windows environment and
Launch of TREO 600 with
handspring / Palm
environment

Continuous success of the
Learn Campaign in the UK

More than 10 000 calls
added  per day on Orange
UK call centres in July

Retail

The Orange Experience

Networks

Orange: Going forward

High single digit contributive revenue pro forma growth confirmed

Launch on October 29th

New Orange World Portal

First step in implementing
customer segmentation
across Europe

Newly developed products
and services portfolio to
deliver a unified customer
experience across
markets and devices

3G network: on track for 2004
commercial launch

More than 4,500 sites
acquired in UK and France

Hundreds of sites now
operational

France launched in second
half of 2004 with 60%
population coverage

UK: launch in the first half of
2004 with 40% of population
coverage

The Orange World

Launch the 29th October

Orange: Going forward

Personal, simple, compelling Orange services

Orange World TM

new and relevant
personalised services

Orange bundles

New easy-to-understand
tariffs

Orange Signature phones

Simple access to services

Orange phone trainers to be
deployed across Europe

In UK, the programme turned
a 5% yoy decline of customers
in Orange Shops into a 20% yoy
increase

Mobile coaches programme launch:

in November 2003 for France

early 2004 for other countries

Global advertising campaign

Fixed-Line, Voice and Data Services
in France: Q3 2003 total contributive
consolidated revenues

Euros in millions

Q3 revenues trends consistent with targets

4,606

4,338

- 2.4% pro forma
- 5.8% actual

4,446

* Pro forma

Corporate services: +0.3%*
(ow +2.7% for corporate networks)

Others: - 7.8%*

Subscription fees:+1.1%*

Cable and TV services: - 2.9%*

Calling services:- 5.5%*

Other fixed line

telephony services :- 4.8%*

Fixed line

tel services :

- 2.7%*

703

753

1,380

1,365

1,362

1,227

1,299

1,294

672

706

769

767

269

101

104

225

205

189

Q3 02

Q3 02  Pro forma

Q3 03

Fixed Line, Voice & Data Services
in France: Calling services  trends

Resilience of market share

Market Share

LD

Local

* Pro forma
** In Q3 price impact other than fixed to mobile is negligeable

Total mix &

volume impact:

+0.7%

Market

share

loss

impact:

- 3.5%

Price**

impact

(fixed to mobile)

-2.7%

Calling services down - 5.5 % in Q3*

Mix

effect:

+3.4%

Market

volume

effect:

-2.7%

76,7%

77,8%

96,8%

79,1%

80,9%

82,0%

82,7%

86,0%

62,9%

63,3%

64,6%

63,7%

63,8%

64,5%

64,3%

63,3%

Dec 01

March 02

June 02

Sept 02

Dec 02

March 03

June 03

Sept 03

ADSL Domestic Market:
France Telecom Group Revenues

* Mass market and SMEs, ** third part ISP and unbundled lines

1.8

1.4

0.8

0.7

0.6

Target of over 3 m lines end 2003 confirmed

Euros in millions

Millions of lines

Wanadoo

Others**

FT group ADSL revenue
retail contribution*

Millions of lines end of period

2.1

2.5

Impact of:
Stronger september weight
Free modem offers Option 3 rising

Fixed-Line Voice & Data Services in France:
Subscribers with fixed line telephony packages

Increasing loyalty, better revenue predictability

Number
of packages sold

Proportion of consumers
with packages

4.989

5.571

6.164

6.768

7.395

7.911

8.132

Q1 2002

Q2 2002

Q3 2002

Q4 2002

Q1 2003

Q2 2003

Q3 2003

30.7%

28.8%

26.4%

31.7%

Q4 2002

Q1 2003

Q2 2003

Q3 2003

Going forward

Q4: launch of a new
generation of handsets

Express Messaging product
to be launched in Q4
(voice SMS)

TV on ADSL trial in Lyon

Initiative regarding
international traffic rate

Fixed Line, Voice & Data Services in France:
Q3 initiatives and going forward

New handsets strategy is unfolding

New fixed handsets offer
launched:

wireless DECT: more than 50%
of our number of telephony
handset sold in Sept.

Over 35 000 wireless DECT
handset sold in Sept 03
(+ 50% over Q2 03)

SMS compatible: more than
50% of our number of
telephony handset sold in
Sept.

More than 100,000 customers
at the end of Sept.

Q3

Going forward

Q3

Office +: Nomadism transverse
project launched

Same environment as in the
office, wherever and with
whatever device for employee
on the move

Trial with 10 corporate
customers

Convergent voice VPN
(fixed/mobile)

Fixed to Mobile offer package
for SME’s

Fixed Line, Voice & Data Services in France:
Q3 initiatives and going forward

From data transmission to enhanced services

Hosting : global IT infrastructure
of Le Meridien

CRM :

Large scale deployment of
dynamic call routing (Societe
Generale)

Multichannel contact
management solutions (Credit
Agricole, Urssaf)

Corporate market

Wanadoo: Q3 2003 total contributive*
consolidated revenues

498

639

Both ARPU and subscribers growth drive access revenue increase

Access, portal and
e-commerce: +40.4%**

Directories: + 4.3%**

*    Contributive revenues in FT consolidated accounts (Wanadoo statutory revenues: 679 million euros / + 29%)

**   Pro forma

Euros in millions

+ 24.1% pro forma
+ 28.3% actual

515

Wanadoo France

Wanadoo: customers

More than 2 million broad-band customers as of end Sept. 2003

Wanadoo outside France

In millions

Broadband

Narrowband

3.6

3.9

4.1

4.2

4.4

3.5

4.5

4.6

4.7

4.6

Going forward

Q3

Wanadoo: Q3 initiatives and going
forward

25% to 30% contributive pro forma revenue

growth target for 2003 confirmed

WiFi offer expansion

Launch of an ADSL-WiFi offer in the
Netherlands in Oct. 2003

Sale of pack eXtense-PlayStation 2 since
1st October 2003 in France

Communication tools

Soft launch of a video conferencing
service in Sept. 2003, based on presence
and availability

    Yellow pages

Number 1 of all French sites for audience
on the executive population

One of the leading services on the 3
French mobile operator portals and
kiosks (Gallery)

Search engine

Search engine paid inclusion
offer to be launch in Q4, 2003

New concept of result page for
the search engine in Q4, 2003

Yellow pages

Launch of a brand-new
geolocalisation SMS service
with Orange

Equant: - 5.4%**

Others: - 2.9%**

TP Group: - 0.7%**

2,134

2,081

-2.5% pro forma

-15.6% actual

Adverse economic context affecting growth

2,466

* Contributive revenues in FT consolidated accounts (statutory revenues for TP group : Pln 4 563 Mn  / -0.5%,  for Equant:
$ 711.9  Mn / -2.6%)

** Pro forma

Fixed Line, Voice & Data Services outside France:
Q3 2003 total contributive consolidated revenues*

Euros in millions

661

579

548

1,030

1,037

1,124

- 125

- 207

518

681

503

   Q3 02 actual

Forex effect

Perimeter effect

Q3 02     proforma

Q3 03

TP: Customer base

Mobile growth balances fixed stability

Fixed

Mobile

In millions

10,65

10,79

10,88

10,95

11,02

Sept 02

Dec 02

March 03

June 03

Sept 03

4,00

4,48

4,70

5,08

5,35

Sept 02

Dec 02

March 03

June 03

Sept 03

TP group: Q3 highlights and going forward

Fixed Line

Fixed line voice revenue
erosion offset by new products
and offers i.e., ADSL

ADSL Campaign

New ISDN offer with increased
monthly fee and introduction of
free minutes

New tariff plan for business
customers

Mobile

Market share gain despite
adverse competitive
environment

Fixed Line

Launch of package offers
for mass market

Maintain market share among
high users

Develop loyalty

Mobile

Continuing improvement
of customers mix
(increase contract)

Q3

Going forward

Equant: Q3 statutory revenue trends

Direct services

+8.1%

Equant statutory revenues in USD: -2.6%*

Indirect services

-14.3%

Sita and Others

-10%

Q3 impacted by SITA contract and indirect services

*    -5.4% in FT account for contributive pro forma revenue

Revenue

Pursue other outsourcing
opportunities

Focus on solutions and
services

Implement revised organization

Particular emphasis on
customer satisfaction

Continue downward pressure
on costs

Access costs

Going forward

Q3

Equant: Q3 initiatives and going foward

Equant competitive position is improved

ZFS outsourcing contract:
largest direct order ever signed

New services implemented

Managed intrusion detection

Cache Management Service

Best Global Carrier" and "Best
Managed Service" titles at World
Communication Awards.

T O P   Q 3   r e s u l t s

Full year targets achieved

over 9 months

35

Q3 TOP: key messages

Optimizing sourcing prices:

 => Wave two launched

22 commodities

=> Wave one brings higher benefits

Will have reduced supplier portfolio  by 60%

Over EUR700 m cash impact  for full year 2003

Total sourcing impact in Q3 approx Eur 200m

Capex: In line with H1 before a stronger Q4

. Around 50% of sourcing gains are on Capex

. Confirmed focus on growth Capex

. TOP focus now on stronger group Capex

   sharing

Opex: Continuous improvement

. Process transformation leads to labor cost decrease

. Good performance on general expenses

. TOP focus on remaining group’s synergies

REAA-CAPEX

At EUR3.6Bn

In Q3 03

Vs 2.5Bn in

Q3 02*

Group’s transformation is starting

*On a pro forma basis

Euros in millions

TOP results

Full Year 2003 REAA - CAPEX initial target achieved

REAA-CAPEX improvement quarter on quarter

6,323

9,894

Q1

Q3

Q2

3,100

3,100

3,100

3,223

3,223

3,571

Q1 2003

H1 2003

9 months 2003

Euros in millions

TOP: key figures over 9 months

REAA-CAPEX improvement

+59.20%

EUR 465m excluding one-off non cash items related to Q3 02

*

Q1

Q3

Q2

265

370

3,100

1,915

1,673

487

334

365

3,223

1,815

1,977

485

578

345

3,571

2,486

2,620

451

9 months

9 months PF

Opex gain

Capex gain

Revenue gain

9 months 03

6,270

6,215

9,894

CAPEX: Q3 key messages

Capex under control in spite of strong emphasis on growth,

sourcing gains explain circa 25% of capex reduction

* On a pro forma basis

Fixed line France Capex down 33.5% vs Q3 02

as switching and transmission capacity are currently appropriate

Orange lower CAPEX due to delay of 3G industry’s readiness

Capex sharing : IT applications convergence launched :

Wanadoo billing system to converge with France Telecom’s,

Orange content billing system under review

ADSL Capex (EUR47m) up 85%, FT maintains a strong focus

on broadband roll-out (305 000 lines installed in Q3)

Fixed line international capex/sales ratio of 19.3% in Q3 will sustain further growth

TOP Program: CAPEX analysis

Q3 02

proforma

Q3 03

actual

Q3 03/

Q3 02

proforma

Total Group CAPEX

1,553

1, 103

- 451

% of revenues

14%

9.5%

3.9%

ow IT

311

249

-63

ow ADSL

25

47

22

ow radio mobile 2G +
3G Equipment

473

327

-146

CAPEX* for key item

(*) = excluding mobile licenses

Rising ADSL Capex

Euros in millions

Ow other networks

248

146

-102

Breakdown of EUR451m CAPEX reductions

by segment Q3 03 vs  Q3 02 pro forma

Strong contribution from Orange and Fixed in France

TOP Program: CAPEX analysis

-241

-15

-144

-59

8

Orange

Wanadoo

Fixed line V & D

services - France

Fixed line V & D

services - Outside

France

Others

OPEX: group’s transformation in Q3

Long lasting group transformation implemented in Q3

Quick wins,

Opex

governance

definition

Reengineering

of processes

definition

and pilots

Immediate

action on

non sales

related costs

First impact of saving trackers actions:

Numerous best practices locally implemented

(elearning deployment)

New travel management and policy

New processes roll-out, insourcing of subcontracted activities:

Network France : better maintenance efficiency 60% done

Orange : -13% Q1 to Q3 decrease in site running costs

Buy international interconnect from FT (from 20% in 02 to 60%)

Wanadoo customer service :-35% unitary cost vs 2002

Consolidation of IT operations in IS division for FTT, Yellow pages and OF

New mix of spend with less PR and sponsoring and

more advertising&media:

From 9 to 2 media agencies in Europe, segmentation policy

New share of voice vs share of market strategy

H1 2003

Q3 2003

* = net of capitalized costs

TOP Program: OPEX analysis

Q3 02

actual

Q3 02

proforma

Group key OPEX*items

Q3 03

actual

Q3 03/

Q3 02

proforma

Personnel Costs**

% of revenues

External Purchases

Other Charges

Total OPEX

4 points OPEX to revenues margin gained in Q3 YoY

Euros in millions

% of revenues

% of revenues

2,376

2,243

2,197

- 46

19.8%

19.9%

18.9%

4,887

4,549

4,373

-176

40.8%

40.3%

37.6%

417

444

402

-43

7,680

7,236

6,972

- 265

64.2%

64.2%

59.9%

** Includes employees bonus plan and other provisions

*Net of capitalized costs

TOP Program: OPEX analysis

Q3 02

proforma

Q3 03

actual

Q3 03/

Q3 02

proforma

Group external purchases* breakdown by key items

Continuous improvements in general expenses
which are not affecting growth

Euros in millions

External Purchases*

4,549

4,373

-176

ow equipment purchase

816

856

40

ow Interim+travels and living

149

98

- 52

ow fees, consulting
expenses (excl. IT)

385

245

- 139

ow communication

256

228

- 28

ow IT

183

151

-32

Operating working capital* trends

Impact of OPEX and CAPEX reduction on payables,
strong improvements on receivables and stocks

-404

-383

127

Q103

Q203

Q303

Receivables (EURm)

DSO

Stocks (EURm)

Payables (EURm)

*See glossary

52,3

54,6

55,1

Q103

Q203

Q303

-207

-182

-57

Q103

Q203

Q303

850

620

719

Q103

Q203

Q303

Continuing a in depth transformation of FT group

TOP: Next steps

Capex

Focus on growth activities  like UMTS and broadband, increase in Q4

Sourcing impact to accelerate

Capex sharing (IT applications convergence roadmap)

Opex

Continuous improvement on other commodities

Saving trackers at work (disseminate best practices)

Local internal sourcing policy for network and IT services

Data centers consolidation

Working capital

Payable program (DPO 90days), Billing process improvement

Optimizing overdue debt & direct debit rate improvement

C o n c l u s i o n

47

2003 guidance

+3 to+5% revenue growth pro forma

Over Eur 17bn REAA

Over EUR 9.2bn Op Result

Capex

below

EUR 5.5

Over EUR 4bn*

FCF in 2003,

EUR 1Bn

ahead of

initial target

Debt / REAA
Ratio below
3 in 2003

* Excluding disposals and including TDIRA one-off  interest payment and Orange cash offer

Glossary

Contributive Consolidated Revenues: consolidated revenues excluding intra-group transactions

Pro forma figures: figures of the preceding period adjusted to reflect the same scope of consolidation and exchange rates as in the current period

REAA: Operating income before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan

Capex: acquisitions of intangible and tangible assets, excluding GSM and UMTS licenses

Opex: operating charges before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan

FCF (Free Cash Flow): net cash provided by operating activities, less net cash used in investing activities. FCF does not take into account investment of cash in short term marketable securities operating working capital: net stocks, operational receivables, prior to securitisation, operational payables (excl. fixed production)

DSO: Days of Sales Outstanding

ARPU: Mobiles network revenues for the previous twelve months

Mobiles weighted average customer base for the 12 month period

Network revenues include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services. The mobiles weighted average customer base for the 12 months period is the average of the monthly average customer bases
(calculated as the sum of the opening and closing customer bases for the month divided by two). ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues from other French mobile network operators for voice calls from their networks that terminate on Orange France ’s mainland network as in some other markets, in particular the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

A n n e x e

50

Q3
2003

Q3 2002
Actual

Q3 2002
Pro forma

Revenues

growth

REAA

growth

Operating income

growth

Capex**

11,276

+3.3%

11,971

-2.7%

4,674

4,039

+15.7%

2,115

2,220

+33.4%

+27.1%

2,822

1,553

1,670

-29.0%

-33.9%

1,103

4,293

+8.9%

11,646

*EUR438 m of advanced interest payment and EUR 750 m of TDIRA repurchase

** Capex excluding licenses

Euros in millions

Q3 2003:  financial figures

Positive impact on debt : EUR1.6bn disposals in Q3

Negative impact on debt : EUR 1.2bn TDIRA restructuring*

9m 03
2003

9m 02
Actual

9m 02
Pro forma

Revenues

growth

REAA

growth

Operating income

growth

Capex*

33,278

+3.7%

34,443

+0.2%

13,159

10,842

+21.4%

5,295

5,402

+41.0%

+38.2%

7,467

4,627

4,892

-29.4%

-33.3%

3,265

11,163

+17.9%

34,498

Euros in millions

9 months 2003:  financial figures

* Capex excluding licenses

Reported segments of FT:   Toward
6 segments and statutory revenues

Reporting consistent both with Q2 figures and H1 new

segments presentation

4 segments

Contributive

Revenues for

Segments and

Sub-segments

4 segments

Contributive

Revenues for

Segments and

Sub-segments

Statutory

Revenues per

Segments

6 "new"

segments

Statutory

Revenues per

Segments

Reported

In Q2

Reported

In Q3

Statutory revenues: Q3 on 4 segments

Q3
2002 PF

Q3 2003

Change
in %

Orange

4,264

4,714

10.6%

Wanadoo

536

679

26.7%

Fixed Line voice and Data Services
in France

International

Intra Group Eliminations

- 1,168

- 1,331

Total Consolidated Revenues

11,276

11,646

3.3%

5,391

5,353

-0.7%

2,253

2,231

-1.0%

Statutory revenues: Q3 on 6 segments

Q3
2002 PF

Q3 2003

Change
in %

Orange

4,264

4,714

10.6%

Wanadoo

536

679

26.7%

Fxed Line Distribution, Network
and Large Corporate

5,466

5,435

-0.6%

Equant

648

633

-2.3%

TP Group

1,037

1,031

-0.6%

Other International

406

416

2.5%

Intra Group Eliminations

-1,081

-1,262

Total Consolidated Revenues

11,276

11,646

3.3%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 29, 2003	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information